UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Second Sight Medical Products Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

81362J100
(CUSIP Number)

Gregg Williams
12744 San Fernando Road, Suite 400
Sylmar, CA 91342
(818) 833-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Aaron A. Grunfeld

Law Offices of Aaron A. Grunfeld & Associates

11111 Santa Monica Boulevard, Suite 1840

Los Angeles, California 90025

(310) 788-7577

June 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Gregg Williams
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization US
Number of Shares Beneficially	7.	Sole Voting Power 33,339,271 (1)
Owned by Each Reporting	8.	Shared Voting Power 0
Person With	9.	Sole Dispositive Power 33,339,271 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 33,339,271 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 45.13%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes(i) 15,625,639 shares of common stock and warrants to purchase 6,802,721 shares of common stock held by Gregg Williams 2006 Trust, a trust of which Mr. Williams is trustee, (ii) 1,484,254 shares held by Williams International Co. LLC, whose manager is Mr. Williams, (iii) 4,358,082 shares held by Sam Williams Family Investments LLC, whose manager is Mr. Williams, and (iv) 5,068,575 shares common stock held by the Sam B. Williams 1995 Generation-Skipping Trust, a trust of which Mr. Williams is trustee.

(2)

Based upon 73,877,263 shares of common stock after giving effect to (i) 67,074,542 shares outstanding as of June 11, 2018 and to (ii) warrants currently exercisable to purchase 6,802,721 shares of common stock.

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Gregg Williams 2006 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially	7.	Sole Voting Power 22,428,360(3)
Owned by Each Reporting	8.	Shared Voting Power 0
Person With	9.	Sole Dispositive Power 22,428,360(3)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,428,360(3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 30.36% (4)
14.	Type of Reporting Person (See Instructions) OO

(3)

Shares beneficially owned include 15,625,639 shares of common stock and warrants to purchase 6,802,721 shares of common stock, as to which collectively Mr. Williams has sole voting and sole dispositive power.

(4)	Based collectively upon shares of common stock outstanding, as set forth in footnote 2 above.

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Sam Williams Family Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially	7.	Sole Voting Power 4,358,082
Owned by Each Reporting	8.	Shared Voting Power 0
Person With	9.	Sole Dispositive Power 4,358,082
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,358,082
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9% (5)
14.	Type of Reporting Person (See Instructions) CO

(5)	Based collectively upon shares of common stock outstanding, as set forth in footnote 2 above; Mr. Williams has sole voting and dispositive power for shares held by this Reporting Person.

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Williams International Co. LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially	7.	Sole Voting Power 1,484,254
Owned by Each Reporting	8.	Shared Voting Power 0
Person With	9.	Sole Dispositive Power 1,484,254
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,484,254
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.01% (6)
14.	Type of Reporting Person (See Instructions) CO

(6)	Based upon shares of common stock outstanding as set forth in footnote 2 above; Mr. Williams has sole voting and sole dispositive power of the shares held by this Reporting Person.

CUSIP NUMBER: 81362J100

1.	Names of Reporting Persons Sam B. Williams 1995 Generation-Skipping Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Michigan
Number of Shares Beneficially	7.	Sole Voting Power 5,068,575
Owned by Each Reporting	8.	Shared Voting Power 0
Person With	9.	Sole Dispositive Power 5,068,575
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,068,575
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.86% (7)
14.	Type of Reporting Person (See Instructions) CO

(7)	Based upon shares of common stock outstanding as set forth in footnote 2 above; Mr. Williams has sole voting and sole dispositive power over the shares held by this Reporting Person.

Explanatory Note: Sam B. Williams 1995 Generation-Skipping Trust, a trust for which Gregg G Williams is the trustee, acquired approximately 263,718 shares of common stock of the Issuer, as defined below, in open market purchases in multiple transactions at prices ranging from $1.79 to $2.02 for an aggregate purchase amount of approximately $503,127, inclusive of brokerage commissions, and beneficial ownership of 33,503 shares of common stock from the Issuer for services as a director.

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends and supplements the statements made by the Reporting Persons on Schedule 13D filed with the SEC on September 11, 2017, as amended by Amendment No. 1 filed with the SEC on May 14, 2018 as specifically set forth herein.

ITEM 1.	SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, no par value (the “Common Stock”), of Second Sight Medical Products Inc., a California corporation (the “Issuer” or the “Company”). The principal executive offices of the Issuer are located at 12744 San Fernando Road, Suite 400, Sylmar, CA 91342.

The Reporting Persons (as defined below) beneficially own 33,339,271 shares of Common Stock (the “Subject Shares”), which includes: 26,536,550 shares of Common Stock and currently exercisable warrants to purchase 6,802,721 shares of common stock.

The Subject Shares represent beneficial ownership of approximately 45.13% of the Common Stock as determined in footnote 2 above.

ITEM 2.	IDENTITY AND BACKGROUND

(a), (f) This statement is being filed by:

(i) Gregg Williams, an individual;

(ii) Gregg G. Williams 2006 Trust, a trust (“Williams Trust”);

(iii) Sam Williams Family Investments LLC, a Michigan limited liability company (“Williams LLC”);

(iv) Williams International Co. LLC, a Michigan limited liability company (“Williams International”); and

(v) Sam B. Williams 1995 Generation-Skipping Trust (“GST” and together with Mr. Williams, the Williams Trust, Williams LLC, and Williams International, the “Reporting Persons”)

 (b) The address of the principal business and principal office of each of the Reporting Persons is 2280 E. West Maple Road, P.O. Box 200, Walled Lake, Michigan 48390.

(c) Mr. Williams has been the Chief Executive Officer at Williams International, a leading developer and manufacturer of small gas turbine engines, since April 2005 and has been a member of the Board of Directors of the Issuer since June 2009.

(d), (e) During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Mr. Williams is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The shares were acquired with the personal funds of the Reporting Persons.

ITEM 4.	PURPOSE OF THE TRANSACTION.

The Reporting Persons, directly or indirectly through certain affiliates, acquired the shares of the Issuer for investment purposes and not with a view toward or having the effect of directing or changing control over the Issuer. See Schedule A attached hereto. As a result of his appointment in March 2018 as the non-executive Chairman of the Issuer’s Board of Directors and his beneficial share ownership, Mr. Williams may effect a measure of control over the Issuer. Mr. Williams has at all times from immediately prior to and since the initial public offering of the Common Stock in November 2014 been a principal shareholder and director of the Issuer and is a member of the family which co-founded the Issuer.

The Reporting Persons will continue to evaluate their ownership, investment and voting position in the Issuer and they currently expect to continue holding Issuer’s securities for investment. The Williams Trust and GST have entered into a Rule 10b5-1 trading plan (the "10b5-1 Plan") with an independent broker-dealer for the further purchase of up to two million shares of common stock of the Company. Purchases are subject to Securities and Exchange Commission ("SEC") regulations, inclusive of Rules 10b5-1 and Rule 10b-18, as well as to certain market price, volume and timing conditions specified in the 10b5-1 Plan.

The 10b5-1 Plan will expire by the earlier of the date on which aggregate share purchases equal two million shares or the termination of the 10b5-1 Plan on January 31, 2019.  The 10b5-1 Plan is also subject to early termination on occurrence of certain events such as the dissolution of any Reporting Person, the Company’s announcing a tender or exchange offer with respect to the common stock, the announcement of a merger, reorganization or certain other proceedings that may materially affect the securities of the Company. The first purchase under the 10b5-1 Plan is expected to be made after the Company files its Form 10-Q for the six months ended June 30, 2018 but no earlier than July 16, 2018.

Pursuant to the 10b5-1 Plan, an independent broker-dealer will act as the agent of the Reporting Persons in effecting daily open market transactions on pre-arranged terms, which include a predetermined pricing ceiling per share and a ceiling on the number of shares that may be purchased on any trading day, during a period beginning no earlier than July 16, 2018 and ending on January 31, 2019. The broker-dealer is permitted to make purchases pursuant to the 10b5-1 Plan through privately negotiated transactions. Because purchases under the 10b5-1 Plan are subject to pre-determined pricing parameters and ceiling limits on amounts that may be purchased on any trading date as well as other conditions which may cause early termination or other trading restrictions, there can be no assurance as to the number of shares that will be purchased by these Reporting Persons under the 10b5-1 Plan.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)(i) Gregg Williams, through the Williams Trust, Williams LLC, Williams International and GST, is the beneficial owner of an aggregate of 33,339,271, or 45.13%, of the Issuer’s shares of Common Stock, including currently exercisable warrants to purchase 6,802,721 shares of Common Stock.

(ii) The Williams Trust is the beneficial owner of an aggregate of 22,428,360 or 30.36% of the Issuer’s Common Stock, including currently exercisable warrants to purchase 6,802,721 shares of Common Stock.

(iii) Williams LLC is the beneficial owner of an aggregate 4,358,082 or 5.9% of the Issuer’s Common Stock.

(iv) Williams International is the beneficial owner of an aggregate 1,484,254 or 2.01% of the Issuer’s Common Stock.

(v) GST is the beneficial owner of an aggregate 5,068,575 or 6.86% of the Issuer’s Common Stock.

(b) Mr. Williams has power to vote or direct the vote and sole power to dispose or direct the disposition of the shares and warrants owned by the Reporting Persons.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

None

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: June 25, 2018
/s/Gregg Williams
Gregg Williams

GREGG WILLIAMS 2006 TRUST

Date: June 25, 2018	/s/Gregg Williams
By: Gregg Williams
Its: Trustee

SAM WILLIAMS FAMILY INVESTMENTS LLC

Date: June 25, 2018	/s/Gregg Williams
By: Gregg Williams
Its: Manager

WILLIAMS INTERNATIONAL CO. LLC

Date: June 25, 2018	/s/Gregg Williams
By: Gregg Williams
Its: Manager

SAM B. WILLIAMS 1995 GENERATION-SKIPPING TRUST

Date: June 25, 2018	/s/Gregg Williams
By: Gregg Williams
Its: Trustee

SCHEDULE A

Transactions in the Issuer's Common Stock since the most recent filing of Schedule 13D/A by the Reporting Persons

Type of Security	Securities Purchased	Price Per Share*	Date of Purchase
Common Stock	12,350	$1.976	5/30/2018
Common Stock	15,602	$1.98	5/31/2018
Common Stock	25,355	$1.985	6/1/2018
Common Stock	26,485	$1.945	6/4/2018
Common Stock	21,678	$1.935	6/5/2018
Common Stock	22,165	$1.903	6/6/2018
Common Stock	29,908	$1.858	6/7/2018
Common Stock	16,954	$1.798	6/8/2018
Common Stock	26,922	$1.839	6/11/2018
Common Stock	21,737	$1.832	6/12/2018
Common Stock	10,737	$1.857	6/13/2018
Common Stock	24,498	$1.815	6/14/2018
Common Stock	9,327	$1.801	6/15/2018

In addition to the listed market transactions above, GST received 33,503 shares of Common Stock from the Company on June 1, 2018 for services rendered by Gregg Williams as a director of the Company.

* Represents the weighted average price per share paid.